UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated March 28, 2007 relating to the final results of the Company for the year ended December 31, 2006.

2.	Announcement dated March 28, 2007 in relation to the change of Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 18, 2007	By: (Sd.) Philana Poon

	Name:	Philana Poon
	Title:	Group General Counsel and Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2006

The directors (“Directors”) of PCCW Limited (“PCCW” or the “Company”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the year ended December 31, 2006.

  Consolidated revenue increased 14% to HK$25,637 million

  Consolidated EBITDA increased 3% to HK$6,827 million

  Profit attributable to equity holders of the Company amounted to HK$1,252 million

  Basic earnings per share of 18.59 HK cents

  Final dividend of 12 HK cents per share

  Significant growth of now TV – installed base reached 758,000

  Further strengthened quadruple-play platforms to launch more applications

MANAGEMENT REVIEW

PCCW maintained its leading position in technology and innovation in 2006 by strengthening its quadruple-play platforms in preparation for the launch of various applications in the year ahead.

Consolidated revenue for the year ended December 31, 2006 increased 14% to HK$25,637 million, primarily driven by the higher Bel-Air sales recognized, and the consolidation of a full year of the Group’s mobile business results. Telecommunications Services (“TSS”) recorded a 2% revenue growth while TV & Content’s contribution to the Group became increasingly significant.

Consolidated EBITDA for the year ended December 31, 2006 increased 3% to HK$6,827 million, although profit attributable to equity holders of the Company decreased to HK$1,252 million mainly due to lower net investment and other gains booked in 2006. The Board of Directors (the “Board”) has recommended the payment of a final dividend of 12 HK cents per share for the year ended December 31, 2006.

OUTLOOK

The results for 2006 reflect the stabilization and turnaround of the core business, and significant investment in the development of new businesses including TV & Content and Mobile, as part of our quadruple-play strategy. As we are still in the investment stage, the 2006 results do not fully reflect the potential of the synergies. Much of the benefits from such investments will come in future years. For our stabilized core business, our focus now is on raising average revenue per user (“ARPU”).

TV & Content revenue grew strongly in 2006. Our success in winning the exclusive English Premier League (“EPL”) live broadcasting rights for the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) should support continued strong growth of now TV and ensure that we will soon become Hong Kong’s largest pay-TV operator. The cross-platform delivery of now TV content should also benefit other businesses including mobile, broadband and fixed line.

The new Advertising & Interactive Services business unit established in early 2007 is actively working to develop new sources of revenue from advertising and transactions on our multiple platforms. Our delivery platforms are of potentially strong interest to advertisers and retailers because of their interactive capabilities and transactions security.

The teleservices business continues to grow strongly, due to the growing popularity of business process outsourcing, and Cascade Limited (“CASCADE”) and PCCW Solutions show promise for further growth of external revenue.

The prospects of the mobile business have been improved by our recent acquisition of all the operating businesses and assets of SUNDAY Group8. The mobile business is now integrating its activities more closely with those of the rest of the Group. The shift to High-Speed Downlink Packet Access (HSDPA) with its faster download speeds should encourage more wireless broadband data services, and the vast expansion of PCCW Wi-Fi hotspots in Hong Kong should greatly increase our ability to support the new “dual mode” mobile/Wi-Fi handsets.

The continual progress shown above has enabled the Group to go to market with the quadruple play, that is the provision of unique applications such as now TV, MOOV, snaap! and PCCW EasyWatch Service across all four of our customer connectivity platforms – fixed line, mobile, broadband and TV.

In summary, 2006 saw further stabilization of the core business as well as the impressive development of an array of new businesses. With a full quadruple-play delivery platform now in place, we can focus on reaping the rewards of offering a growing variety of content and interactive services across all four platforms in 2007. We have built a solid foundation for PCCW’s future.

FINANCIAL REVIEW BY SEGMENTS

For the year ended December 31,	2006			2005			Better/
HK$ million			Full	(Restated)[1]		Full	(Worse)
	H1	H2	Year	H1	H2	Year	y-o-y
Revenue

TSS	7,405	7,969	15,374	7,389	7,659	15,048	2%
TV & Content	303	436	739	182	249	431	71%
Mobile	585	651	1,236	--	598	598	107%
PCCW Solutions	737	915	1,652	806	773	1,579	5%
Other Businesses	364	227	591	395	216	611	(3)%
Elimination	(546)	(672)	(1,218)	(409)	(486)	(895)	(36)%

Total Revenue (excluding Pacific Century
Premium Developments Limited
(“PCPD”))	8,848	9,526	18,374	8,363	9,009	17,372	6%
PCPD	5,276	1,987	7,263	3,338	1,789	5,127	42%

Consolidated Revenue	14,124	11,513	25,637	11,701	10,798	22,499	14%

Cost of sales	(7,555)	(5,131)	(12,686)	(5,893)	(4,574)	(10,467)	(21)%
Operating costs before depreciation,
amortization and restructuring costs	(2,917)	(3,207)	(6,124)	(2,571)	(2,811)	(5,382)	(14)%

EBITDA[2]

TSS	3,414	3,589	7,003	3,425	3,568	6,993	0%
TV & Content	(186)	(150)	(336)	(114)	(164)	(278)	(21)%
Mobile	(70)	(116)	(186)	--	25	25	N/A
PCCW Solutions	83	68	151	2	45	47	221%
Other Businesses	(297)	(464)	(761)	(386)	(428)	(814)	7%

Total EBITDA (excluding PCPD)	2,944	2,927	5,871	2,927	3,046	5,973	(2)%
PCPD	708	248	956	310	367	677	41%

Consolidated EBITDA[2]	3,652	3,175	6,827	3,237	3,413	6,650	3%
Consolidated EBITDA Margin[2,4]	26%	28%	27%	28%	32%	30%	(3)%

Depreciation and amortization	(1,467)	(1,569)	(3,036)	(1,296)	(1,398)	(2,694)	(13)%
(Loss)/Gain on disposal of property, plant
and equipment, investment properties
and interests in leasehold land	(2)	(23)	(25)	33	(9)	24	N/A
Restructuring costs	--	(6)	(6)	--	--	--	N/A
Other gains, net	98	(56)	42	545	81	626	(93)%
Losses on property, plant and equipment	--	(11)	(11)	--	(52)	(52)	79%

Segment results[3]

TSS	2,401	2,549	4,950	2,362	2,520	4,882	1%
TV & Content	(235)	(215)	(450)	(143)	(200)	(343)	(31)%
Mobile	(292)	(409)	(701)	--	(126)	(126)	(456)%
PCCW Solutions	62	46	108	(36)	1	(35)	N/A
Other Businesses	(356)	(672)	(1,028)	26	(454)	(428)	(140)%

Total segment results (excluding PCPD)	1,580	1,299	2,879	2,209	1,741	3,950	(27)%
PCPD	701	211	912	310	294	604	51%

Consolidated segment results[3]	2,281	1,510	3,791	2,519	2,035	4,554	(17)%

Note 1	Certain comparative figures have been restated to conform with the business segment presentation in the current year:

	—	TV & Content and Mobile were previously included in TSS but are now presented as separate business segments.

	—	The Group’s retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses respectively. Business eSolutions has also been renamed as PCCW Solutions. Certain Information and Communications Technologies (“ICT”) business in mainland China has been restructured during the year.

	—	PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group’s telephone exchange buildings reclassified to Other Businesses.

Note 2	EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interests in leasehold land, net other gains/losses, losses on property, plant and equipment, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the Hong Kong Financial Reporting Standards and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note 3	Segment results represent earnings before interest income, finance costs, income tax, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. Consolidated segment results represent the sum of segment results and unallocated corporate expenses set out in note 2 of the financial statements.

Note 4	Year-on-year percentage change was based on absolute percentage change .

Note 5	As of period end, with exception of International Direct Dial (“IDD”) minutes, which is total for period.

Note 6	Gross debt refers to the principal amount of short-term borrowings and long-term liabilities. Net debt refers to the principal amount of short-term borrowings and long-term liabilities minus cash and cash equivalents and certain restricted cash.

Note 7	Group capital expenditure includes additions to property, plant and equipment, investment properties and interests in leasehold land held for own use. Interests in leasehold land held for development of HK$495 million (2005: Nil) are excluded.

Note 8	SUNDAY Group means SUNDAY Communications Limited (in voluntary liquidation) (“SUNDAY”) and its then subsidiaries. The listing of SUNDAY’s shares on The Stock Exchange of Hong Kong Limited and its American Depositary Shares on the NASDAQ Global Market was withdrawn on December 20, 2006 and December 21, 2006 respectively. Subsequently, the voluntary liquidation of SUNDAY commenced on December 29, 2006.

OPERATING DRIVERS[5]	2006		2005		Better/
					(Worse)
	H1	H2	H1	H2	y-o-y

Exchange lines in service (’000)	2,579	2,587	2,514	2,564	1%
Business lines (’000)	1,176	1,180	1,127	1,164	1%
Residential lines (’000)	1,403	1,407	1,387	1,400	1%

Fixed line market share[4]
Business lines	70%	69%	68%	69%	0%
Residential lines	66%	66%	65%	66%	0%

Total broadband access lines (’000)	998	1,117	857	953	17%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers (’000)	840	952	715	798	19%
Retail business broadband subscribers (’000)	94	99	80	88	13%

Consumer narrowband subscribers (’000)	132	122	139	132	(8)%

Traditional data (Exit Gbps)	351	485	262	294	65%

Retail IDD minutes (’M mins)	819	906	741	786	13%

International Private Leased Circuit (“IPLC”) bandwidth	15,489	22,994	6,503	10,175	126%
(Exit Mbps)

Mobile subscribers (’000)	781	921	702	738	25%
Post-paid (’000)	491	571	443	456	25%
Prepaid (’000)	290	350	259	282	24%

now TV installed (’000)	608	758	441	549	38%

TSS

The table below sets out the financial performance of TSS for the years ended December 31, 2006 and December 31, 2005:

For the year ended December 31,					2005
HK$ million	2006			(Restated) [1]			Better/
			Full			Full	(Worse)
	H1	H2	Year	H1	H2	Year	y-o-y

Local Telephony Services	2,352	2,336	4,688	2,462	2,400	4,862	(4)%
Local Data Services	2,092	2,159	4,251	2,101	2,079	4,180	2%
International Telecommunications Services	1,060	1,097	2,157	1,167	1,166	2,333	(8)%
Other Services	1,901	2,377	4,278	1,659	2,014	3,673	16%
	-----	-----	-----	-----	-----	-----
TSS Revenue	7,405	7,969	15,374	7,389	7,659	15,048	2%

Cost of sales	(2,065)	(2,219)	(4,284)	(2,025)	(2,307)	(4,332)	1%
Operating costs before depreciation and
amortization	(1,926)	(2,161)	(4,087)	(1,939)	(1,784)	(3,723)	(10)%
	-----	-----	-----	-----	-----	-----
TSS EBITDA[2]	3,414	3,589	7,003	3,425	3,568	6,993	0%
TSS EBITDA Margin[2,4]	46%	45%	46%	46%	47%	46%	0%

TSS continued to deliver stable financial results in a steadily improving business environment. Revenue, EBITDA and segment results for the year ended December 31, 2006 remained fairly stable at HK$15,374 million, HK$7,003 million and HK$4,950 million respectively.

Local Telephony Services. Local telephony services revenue for the year ended December 31, 2006 decreased by 4% to HK$4,688 million primarily due to the general downward pricing pressure in a highly saturated local fixed-line market and lower revenue from leasing of “last mile” local access lines by other fixed-line network operators. Nevertheless, the competitive environment appeared to become more benign and ARPU remained relatively stable in the second half of the year. With the Group’s effective customer retention and win-back campaigns, PCCW strategically managed net fixed-line gain and maintained a stable market share of approximately 66% for residential lines and 69% for business lines.

In 2006, the number of direct exchange lines operated by the Group increased by nearly 1% to 2,587,000. This was in line with the modest growth in the Hong Kong fixed-line market, according to the industry statistics provided by the Office of the Telecommunications Authority, as a result of the continuing recovery of the local economy.

Local Data Services. Local data services revenue for the year ended December 31, 2006 increased by 2% to HK$4,251 million, reflecting improvements in both local data and broadband network revenue. During the year, PCCW successfully secured more data business benefiting from the improved market conditions. Driven by the momentum of now TV’s growth and the high-quality value-added services including now.com.hk and MOOV, NETVIGATOR continued to maintain its market leadership in broadband access, with total broadband access lines, including wholesale customers, growing 17% year-on-year to 1,117,000 at the end of 2006. Pricing for broadband Internet access products and services stabilized during the course of the year.

International Telecommunications Services. International telecommunications services revenue for the year ended December 31, 2006 decreased by 8% to HK$2,157 million. The revenue decline was concentrated in the year’s first half. Revenue rebounded in the second half of 2006 as further downward pricing pressure was more than offset by strong growth in volume. IPLC bandwidth rose 126% to 22,994 Mbps at the end of 2006, and retail IDD minutes grew 13% year-on-year to 1,725 million minutes. Unit prices of IDD, IPLC and other international data products were lower than those in 2005, in line with the global market trend.

Other Services. Other services revenue primarily includes revenue from the sale of network equipment and customer premise equipment (“CPE”), provision of technical and maintenance services including contracts secured by CASCADE, certain IP-based international connectivity products and services and teleservices business. Other services revenue for the year ended December 31, 2006 reported a significant increase of 16% to HK$4,278 million, primarily due to the increase in revenue from technical and maintenance services, sale of network equipment and CPE, and teleservices business.

CASCADE continued to build its external business during 2006 and was awarded significant network operation outsourcing and consultancy projects from various telecommunications operators in Southeast Asia and elsewhere. Revenue from the Group’s teleservices business also achieved encouraging growth during the year with the increasing demand for contact center outsourcing services from multinational corporations.

TV & Content

Revenue from TV & Content surged by 71% to HK$739 million for the year ended December 31, 2006, driven by the strong growth of the now TV business. By the end of December 2006, now TV installed base reached 758,000 with 501,000 paying an ARPU for content and interactive services of HK$140 per month, an increase of 23% from HK$114 at the end of 2005.

now TV further strengthened its market position as the most comprehensive pay-TV platform in Hong Kong by adding more than 30 channels bringing its total offering to more than 120 channels by the end of 2006. In November 2006, the Group won exclusive rights to the live broadcast of EPL matches in Hong Kong for three seasons beginning 2007/08. These exclusive live broadcasting rights apply not only to now TV, but also extend to the mobile, broadband and fixed-line platforms. Furthermore, in December 2006, now TV also won the exclusive right to broadcast the prestigious UEFA Euro 2008TM in Hong Kong.

Content introduced by now TV during the year included the self-produced now Business News Channel (“now BNC”), an expanded suite of HBO channels, National Geographic Wild, TV5MONDE Asie, Jia Yue Channel, CNN International, AXN, A1, 5X Channel, the TVB PAY VISION pack and the UEFA Champions League matches. Interactive features already in service include now shop, now Ticketing, now Game channel and Stock Market Express.

now.com.hk, the Group’s Internet portal, continued to bring high-quality value-added services exclusively to PCCW’s broadband customers. MOOV, the largest online digital music service with over 60,000 songs and music videos and the first-in-Hong Kong monthly subscription model with unlimited streaming, was launched during the year. The MOOV service helped to increase the number of now.com.hk subscribers by 9% to 229,000 at the end of 2006.

Mobile

PCCW completed the acquisition of all the operating businesses and assets of SUNDAY Group8 in December 2006. The full integration of the mobile business into the Group beginning in 2007 is expected to improve operational efficiency and bring the integration of the fixed and mobile businesses forward to the next stage.

Revenue from the Group’s mobile operations was HK$1,236 million for the year ended December 31, 2006. During the year, the Group further enhanced its mobile network quality and coverage with more cell sites added. Backed by the Group’s large customer base for other services and extensive distribution channels, market share rose and the total mobile subscriber base increased 25% to 921,000 by the end of 2006. PCCW mobile began migrating its 3G trial users to monthly service plans in August 2006. Initial ARPU for 3G was encouraging, although pricing of 2G services remained under pressure in a highly competitive environment.

PCCW mobile introduced the world’s first real-time mobile TV service using Cell Multimedia Broadcast technology in May 2006. Currently 13 channels are offered including now BNC, 24-hour ATV News Channel, CNN International, CNBC, Mobile ESPN and TVB news and entertainment, etc. Later in the year, PCCW mobile also introduced other innovative services including PCCW EasyWatch Service, a multi-functional mobile camera remote monitoring service, “MOOV on mobile”, the largest online digital music library in Hong Kong made available on handsets and MobileTix, allowing customers to buy movie tickets electronically on mobile.

PCCW Solutions

PCCW Solutions revenue for the year ended December 31, 2006 increased 5% to HK$1,652 million. PCCW Solutions continued to expand its external business as it focused on providing outsourcing services during 2006 and was awarded significant contracts. The Group’s ICT business in mainland China underwent restructuring during the year to improve efficiency. Recent significant projects awarded include the implementation of an Enterprise Application Integration platform based on service-oriented architecture for the Dah Sing Banking Group, and a project to meet the IT needs of a joint venture in Wuhan involving Nokia and China Putian.

Other major contracts awarded include high-profile public sector contracts such as the 10-year Electronic Passport System (e-PASS) contract and the Government Financial Management Information System (GFMIS) contract, both with the Government of Hong Kong. In the private sector, a contract with Bossini International Holdings Limited was also signed to provide comprehensive implementation services and manage its new Oracle Financial system rollout in the region.

PCPD

PCPD revenue for the year ended December 31, 2006 increased 42% to HK$7,263 million, reflecting the higher sales of Bel-Air units recognized.

The Bel-Air project continued to be the leading driver of success for PCPD, on the back of the strong economy and positive sentiment in the property market in Hong Kong. Co-operation between PCCW and PCPD to redevelop a number of telephone exchange buildings in Hong Kong has continued to make good progress during the year. In mainland China, development work on the prestigious residential project at Pacific Century Place in Chaoyang District, Beijing with an approved gross floor area of approximately 46,300 square metres, will commence in 2007.

For more information about the performance of PCPD, please refer to its 2006 annual results released on March 28, 2007.

Other Businesses

Other Businesses primarily include the Group’s directories businesses in Hong Kong and mainland China, its telecommunications business in Taiwan, its wireless broadband business in the United Kingdom, and all corporate support functions. Other Businesses revenue decreased 3% to HK$591 million largely due to the Group’s disposal of its entire interest in JALECO Ltd. (“JALECO”) in the second half of 2005.

Elimination

Elimination of HK$1,218 million predominantly relates to internal charges for telecommunications services consumed, IT support and computer system network charges, customer support services and rental among the Group’s business units. Elimination increased 36% in 2006 due primarily to the inclusion of a full year of consolidated results of the mobile business.

COSTS

Total cost of sales for the year ended December 31, 2006 increased 21% to HK$12,686 million primarily reflecting higher cost of sales of the Cyberport project recognized in relation to the increased Bel-Air revenue. A full year’s cost of sales was recognized for the Group’s mobile business versus half a year in 2005. Excluding the Group’s property and mobile businesses, total cost of sales remained fairly stable on a year-on-year basis. A higher cost of sales for TV & Content corresponding to the strong business growth was partially offset by the lower cost of sales for TSS and Other Businesses.

For the year ended December 31,	2006	2005	Better/
HK$ million			(Worse)
			y-o-y

Staff costs	2,989	2,677	(12)%
Rent, rates and utilities	876	802	(9)%
Other operating costs	2,259	1,903	(19)%
	------	------
Total operating costs before depreciation, amortization and	6,124	5,382	(14)%
restructuring costs

Depreciation and amortization	3,036	2,694	(13)%
Loss/(Gain) on disposal of property, plant and equipment, investment
properties and interests in leasehold land	25	(24)	N/A
Restructuring costs	6	--	N/A
	------	------
General and administrative expenses	9,191	8,052	(14)%

General and administrative expenses for the year increased 14%. Total operating costs increased 14% and depreciation and amortization increased 13% primarily due to the consolidation of the Group’s mobile operations beginning in the second half of 2005. Operating costs also increased due to higher costs for TV & Content corresponding to the strong business growth.

EBITDA2

Consolidated EBITDA for 2006 increased 3% to HK$6,827 million. EBITDA recognized from PCPD increased 41% to HK$956 million, but the Group’s TV & Content and Mobile businesses recorded higher EBITDA losses at their respective early stages of the business life cycle. TSS EBITDA remained steady at HK$7,003 million while PCCW Solutions EBITDA increased substantially due to efficiency gains and upon completion of certain contracts.

The Group continued to exercise cautious cost control and reduced its corporate overhead during the year. As a result, Other Businesses EBITDA loss narrowed in 2006 by 7%.

Consolidated EBITDA margin narrowed to 27% in 2006 from 30% in 2005 while TSS EBITDA margin was maintained at 46%.

Other Gains, Net

Net other gains decreased to HK$42 million in 2006 from HK$626 million in 2005 due to lower net investment and other gains. The substantially larger 2005 net other gains included the gain on disposal of the Group’s entire interest in JALECO and net realized and unrealized gains on cross currency swap contracts. The net gains for 2006 primarily included write back of provision for loss on legal claims and net realized gain on certain investments of the Group, offset by net realized and unrealized losses on cross currency swap contracts.

Segment Results3

Consolidated segment results decreased 17% from a year ago to HK$3,791 million. The decrease was primarily due to a higher depreciation and amortization charge in 2006, which reflected the impact of a full year of mobile operations, and a significant decrease in net other gains as discussed above, which offset the growth in consolidated EBITDA.

Interest Income and Finance Costs

Interest income increased 37% to HK$732 million in 2006 mainly due to the higher average interest income rate. Finance costs decreased 10% to HK$2,008 million after the US$1,100 million 3.5% guaranteed convertible bonds due 2005 were redeemed in December 2005. Average cost of debt for 2006 per annum was 6.5% and average maturity was approximately 5 years.

Share of Results of Associates

Share of results of associates decreased to HK$37 million for the year ended December 31, 2006 from HK$120 million in 2005 after the Group’s disposal of its entire interest in MobileOne Ltd in October 2005.

Taxation

Taxation expenses, net of recovery of deferred tax mainly arising from recognition of tax losses, for the year ended December 31, 2006 decreased 17% to HK$920 million and the Group’s effective tax rate for the year ended December 31, 2006 was 36% (2005: 37%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5% .

Minority Interests

Minority interests of HK$380 million primarily represented the net profit attributable to the minority shareholders of PCPD.

Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the year ended December 31, 2006 decreased to HK$1,252 million (2005: HK$1,595 million). This decrease was due to the lower net other gains and lower share of results of associates, partially offset by the increase in consolidated EBITDA and the reduction in net finance costs and taxation expenses.

LIQUIDITY AND CAPITAL RESOURCES

Net cash generated from operating activities for the year ended December 31, 2006 increased to HK$6,522 million (2005: HK$4,639 million) primarily due to increased receipts from the Bel-Air project and changes in restricted cash.

The Group’s gross debt6 totaled HK$28,977 million as at December 31, 2006 (2005: HK$29,165 million). Cash and cash equivalents decreased to HK$4,951 million (2005: HK$9,679 million). During 2006, HK$4,301 million was transferred into restricted cash to defease certain liabilities of the Group including principally the US$450 million 1% guaranteed convertible bonds due in January 2007. On January 29, 2007, the convertible bonds were redeemed in full. The Group also exercised a call option under the US$456 million 7.88% guaranteed notes due 2013 and redeemed the notes in full on January 24, 2007. The Group’s net debt6 was HK$19,725 million as at December 31, 2006 compared to HK$19,486 million as at December 31, 2005.

In July 2006, the Company strengthened its liquidity position by entering into a HK$6,450 million four-year revolving loan facility for general corporate purposes. In October 2006, PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, further entered into a HK$10,150 million six-year revolving loan facility. As at December 31, 2006, the Group had a total of HK$16,698 million in banking facilities available for liquidity and debt retirement, of which HK$10,387 million remained undrawn.

The Cyberport project continued to generate surplus proceeds from the sale of Bel-Air units. Net surplus proceeds distributed to the Group over the course of the Cyberport project totaled HK$3,632 million, including HK$1,985 million received in 2006.

The Group's gross debt6 to total assets was 59% as at December 31, 2006.

Credit Ratings of HKTC

As of December 31, 2006, HKTC had investment grade ratings with Standard & Poor’s Ratings Services (BBB/Stable), Moody’s Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Negative).

CAPITAL EXPENDITURE7

Group capital expenditure for the year ended December 31, 2006 increased to HK$3,366 million (2005: HK$2,441 million, excluding the indefeasible rights to use the international undersea cable capacity and other related equipment acquired from Reach Ltd. of HK$1,627 million). The increase was due primarily to the inclusion of a full year of mobile capital expenditure. The majority of capital expenditure was spent on meeting the demand for new products and services, such as now TV, broadband network expansion, mobile network enhancement and new initiatives including the next generation fixed-line services.

PCCW has made significant investments in fixed-line and mobile network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. PCCW will continue to invest prudently, using assessment criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Board, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. During 2006, certain cross currency swap contracts were designated as cash flow hedges for certain of the Group’s foreign currency denominated long-term liabilities.

CHARGE ON ASSETS

As at December 31, 2006, certain assets of the Group with an aggregate carrying value of HK$119 million (2005: HK$62 million) were pledged to secure loan and borrowing facilities utilized by the Group.

As at December 31, 2005, certain financial assets at fair value through profit or loss, with an aggregate value of HK$178 million were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002. In October 2006, all these equity-linked transactions were terminated and the underlying investments were sold.

CONTINGENT LIABILITIES

As at December 31,	2006	2005
HK$ million

Performance guarantee	611	403
Others	29	34

	640	437

Apart from the above, as disclosed in the Group’s annual financial statements for the year ended December 31, 2005, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. (“NCIC”) for HKT’s alleged failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000.

During the year, the Group decided to raise its stake in TTNS. The Group negotiated with NCIC to acquire 6,522,000 shares of TTNS and completed the acquisition in July 2006. Following the purchase, the Group’s effective interest in TTNS was increased to 62.56% from 56.56%.

In July 2006, HKT and NCIC filed a consent summons with the High Court of Hong Kong permanently staying the court action as mentioned above which has effectively terminated these legal proceedings.

HKTC is in dispute with Hong Kong Government’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain finance expenses. The IRD had raised assessments for part of the disputed finance expenses for the years of assessment 2000/01 to 2005/06 on April 21, 2005, February 3, 2006 and February 5, 2007. HKTC had lodged objections to the assessments and requested for holding over of the tax assessed through the purchase of Tax Reserve Certificates. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The unprovided tax expense as at December 31, 2006 in respect of the subject dispute is approximately HK$192 million. The Directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the Directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

HUMAN RESOURCES

As at December 31, 2006, the Group had approximately 14,500 employees (2005: 14,108). About three quarters of these employees work in Hong Kong and the others are based outside of Hong Kong, mainly in mainland China. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of EBITDA 2 and net profit after tax target for the Group as a whole, and revenue and EBITDA2 targets for the Company’s individual businesses. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance to enhance shareholders’ value.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of 12 HK cents (2005: 12 HK cents) per share for the year ended December 31, 2006 subject to the approval of shareholders of the Company at the forthcoming annual general meeting. An interim dividend of 6.5 HK cents (2005: 6.5 HK cents) per share for the six months ended June 30, 2006 was paid by the Company on October 11, 2006.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining shareholders’ entitlements to the proposed final dividend, the Register of Members will be closed from May 29, 2007 to May 31, 2007 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend of 12 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Transfer Office, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on May 28, 2007. Dividend warrants will be dispatched on or around June 6, 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2006, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the accounting policies adopted by the Group and the audited consolidated financial statements of the Group for the year ended December 31, 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining a high standard of corporate governance and strives for a transparent, responsible and value-driven management focused on enhancing the value of the Company to its shareholders. The corporate governance principles of the Company place emphasis on upholding a high standard of ethics and integrity in all aspects of its business, and on ensuring that affairs are conducted in accordance with applicable laws and regulations.

The Company has applied the principles and complied with all the code provisions of the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the year ended December 31, 2006, save for the exceptions as described below.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election. The Non-Executive Directors are not appointed for a specific term of office. However, all the Directors are subject to retirement by rotation and re-election at Annual General Meetings in accordance with the Company’s previous Articles of Association as mentioned below.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Company’s previous Articles of Association, all Directors are subject to retirement by rotation and one-third of the Directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each Annual General Meeting.

At the Annual General Meeting of the Company held on May 24, 2006, a special resolution was passed to amend the relevant articles of the Articles of Association of the Company so that every Director shall be subject to retirement by rotation at least once every three years and therefore no Director will remain in office for a term of more than three years.

Accordingly, code provisions A.4.1 and A.4.2 of the Code have been fully complied with since May 24, 2006.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This announcement is published on the websites of the Company (www.pccw.com) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk). The 2006 annual report will be dispatched to shareholders and available on the above websites on or about April 18, 2007.

By Order of the Board
PCCW Limited
Philana WY Poon
Group General Counsel and Company Secretary

Hong Kong, March 28, 2007

AUDITED CONSOLIDATED RESULTS
For the year ended December 31, 2006
(In HK$ million except for earnings per share and dividends per share)

	Note	2006	2005

Turnover	2	25,637	22,499
Cost of sales		(12,686)	(10,467)
General and administrative expenses		(9,191)	(8,052)
Other gains, net	3	42	626
Losses on property, plant and equipment		(11)	(52)
Interest income		732	533
Finance costs		(2,008)	(2,234)
Share of results of jointly controlled companies		–	1
Share of results of associates		37	120
Impairment losses on interests in jointly controlled
companies and associates		–	(4)

Profit before taxation	4	2,552	2,970
Income tax	5	(920)	(1,103)

Profit for the year	2	1,632	1,867

Attributable to:
Equity holders of the Company		1,252	1,595
Minority interests		380	272

Profit for the year		1,632	1,867

Dividends payable to equity holders of the Company
attributable to the year:	6
Interim dividend declared and paid during the year		438	437
Final dividend proposed after the balance sheet date		811	807

		1,249	1,244

Earnings per share	7
Basic		18.59 cents	24.97 cents

Diluted		18.54 cents	24.92 cents

Dividends per share	6
Interim		6.50 cents	6.50 cents

Final		12.00 cents	12.00 cents

AUDITED CONSOLIDATED BALANCE SHEET
As at December 31, 2006
(In HK$ million)

	Note	2006	2005

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment		16,497	16,012
Investment properties		3,639	3,390
Interests in leasehold land		1,140	661
Properties under development	8	2,039	1,935
Goodwill		3,140	2,661
Intangible assets		1,349	1,326
Interest in jointly controlled companies		10	10
Interest in associates		637	695
Held-to-maturity investments		12	18
Available-for-sale financial assets		496	526
Amounts due from related companies		16	15
Net lease payments receivable		203	203
Deferred tax assets		174	4
Other non-current assets		359	118

		29,711	27,574

Current assets
Properties under development	8	1,231	5,538
Properties for sale		290	131
Sales proceeds held in stakeholders’ accounts	9	3,472	4,293
Restricted cash	10	5,128	1,592
Prepayments, deposits and other current assets		1,361	1,382
Inventories		544	534
Amounts due from related companies		44	45
Derivative financial instruments		–	102
Financial assets at fair value through profit or loss		50	312
Investment in unconsolidated subsidiaries held for sale		–	45
Accounts receivable, net	11	2,580	2,056
Tax recoverable		64	–
Cash and cash equivalents		4,951	9,679

		19,715	25,709

AUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)
As at December 31, 2006
(In HK$ million)

	Note	2006	2005

Current liabilities
Short-term borrowings		(13,995)	(6,500)
Derivative financial instruments		(555)	(62)
Accounts payable	12	(1,022)	(997)
Accruals, other payables and deferred income		(4,989)	(5,214)
Provisions	13	(1,914)	(5,299)
Mobile carrier licence fee liabilities		(58)	–
Amounts due to related companies		(886)	(1,153)
Gross amount due to customers for contract work		(7)	(11)
Advances from customers		(1,437)	(2,269)
Taxation		(794)	(855)

		(25,657)	(22,360)

Net current (liabilities)/assets		(5,942)	3,349

Total assets less current liabilities		23,769	30,923

Non-current liabilities
Long-term liabilities		(15,438)	(22,857)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities		(2,179)	(2,181)
Deferred income		(1,015)	(860)
Defined benefit liability		(11)	(13)
Provisions	13	(1,591)	(1,435)
Mobile carrier licence fee liabilities		(539)	(531)
Other long-term liabilities		(86)	(303)

		(20,870)	(28,191)

Net assets		2,899	2,732

CAPITAL AND RESERVES
Share capital		1,688	1,681
Deficit		(1,258)	(1,071)

Equity attributable to equity holders of the Company		430	610
Minority interests		2,469	2,122

Total equity		2,899	2,732

NOTES

1.	BASIS OF PREPARATION

The accounting policies and methods of computation used in preparing these audited consolidated financial statements are consistent with those followed in preparing the annual financial statements of PCCW Limited (the “Company”) and its subsidiaries (collectively the “Group”) for the year ended December 31, 2005, except for the adoption of the following new and revised Hong Kong Financial Reporting Standards (“HKFRSs”), which are effective for accounting periods beginning on or after January 1, 2006. The HKFRSs include all individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations (“Int”) issued by the Hong Kong Institute of Certified Public Accountants.

–	Amendment to HKAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, which permits an additional option to recognize actuarial gains or losses outside the income statement and in the statement of recognized income and expense. It also adds additional disclosure requirements. The Group does not elect to adopt this alternative treatment.

–	Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation, which requires exchange differences arising on a monetary item that forms part of an entity’s net investment in a foreign operation to be initially recognized in equity in the entity’s consolidated financial statements.

–	Amendment to HKAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, which allows the designation of an intragroup transaction as a hedged item when the foreign currency risk of the transaction would affect the consolidated financial statements.

–	Amendment to HKAS 39 Financial Instruments: Recognition and Measurement – The Fair Value Option, which amends the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category.

–	Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts – Financial Guarantee Contracts, which requires the recognition of issued financial guarantees at fair value irrespective of the legal form.

–	HKFRS-Int 4 Determining whether an Arrangement contains a Lease, which requires application of lease accounting in accordance with HKAS 17 “Leases” on all arrangements that convey the right to use specific assets irrespective of their legal form.

The adoption of these new and revised HKFRSs has no material effect on the Group’s results and financial position for the current or prior accounting periods reflected in these financial statements.

2.	SEGMENT INFORMATION

An analysis of turnover and profit for the year of the Group by business and geographical segments is set out below.

	a.	Business segments

For the year ended December 31, 2006 (In HK$ million)
					Pacific
					Century
					Premium
	Telecommunications				Developments
	Services	TV &		PCCW	Limited	Other
	(“TSS”)	Content	Mobile	Solutions	(“PCPD”)	Businesses	Elimination	Consolidated
REVENUE
Total revenue	15,374	739	1,236	1,652	7,263	591	(1,218)	25,637

RESULT
Segment results	4,950	(450)	(701)	108	912	(400)	–	4,419
Unallocated corporate
expenses								(628)
Interest income								732
Finance costs								(2,008)
Share of results of jointly
controlled companies
and associates	37	–	–	–	–	–	–	37

Profit before taxation								2,552
Income tax								(920)

Profit for the year								1,632

2.	SEGMENT INFORMATION (Continued)

For the year ended December 31, 2005* (In HK$ million)

		TV &		PCCW		Other
	TSS	Content	Mobile	Solutions	PCPD	Businesses	Elimination	Consolidated
REVENUE
Total revenue	15,048	431	598	1,579	5,127	611	(895)	22,499

RESULT
Segment results	4,882	(343)	(126)	(35)	604	(150)	–	4,832
Unallocated corporate
expenses								(278)
Interest income								533
Finance costs								(2,234)
Share of results of jointly
controlled companies
and associates	120	–	–	–	–	1	–	121
Impairment losses on
interests in jointly
controlled companies
and associates	–	–	–	(4)	–	–	–	(4)

Profit before taxation								2,970
Income tax								(1,103)

Profit for the year								1,867

*	Certain comparative figures have been restated to conform with the business segment presentation in the current year as follows:

1.	TV & Content and Mobile were previously included in TSS but are now presented as separate business segments.

2.

The Group’s retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions.

3.	PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group’s telephone exchange buildings reclassified to Other Businesses.

2.	SEGMENT INFORMATION (Continued)

b.	Geographical segments

In HK$ million	Revenue from external customers
	2006	2005

Hong Kong	23,506	20,613
Mainland China (excluding Hong Kong) and Taiwan	1,549	1,498
Others	582	388

	25,637	22,499

3.	OTHER GAINS, NET

In HK$ million	2006	2005

Net realized gains on disposals of investments in subsidiaries, an associate, available-for-sale financial assets and financial
assets at fair value through profit or loss	99	264
Net unrealized gains on financial assets at fair value through profit
or loss	–	73
Impairment loss on investment in unconsolidated subsidiaries held
for sale	(25)	(6)
Provision for impairment of investments	(40)	(18)
Loss on rental guarantee (note a)	–	(69)
Net realized and unrealized fair value (losses)/gains on derivative
financial instruments	(110)	319
Fair value gains on investment properties	1	2
Dividend income	6	10
Unclaimed dividend payable by a subsidiary written back	2	27
Write back of provision for loss on legal claims	105	–
Others	4	24

	42	626

a.	Under the formal property sale and purchase agreement dated December 21, 2004 in respect of the disposal of PCCW Tower, on completion of the disposal, there is a rental guarantee pursuant to which Partner Link Investments Limited, an indirect wholly-owned subsidiary of PCPD, has undertaken to the purchaser that it would pay a guaranteed net monthly rental of approximately HK$13.3 million to the purchaser for a period of 5 years commencing from February 8, 2005, i.e. the date following completion of the disposal of PCCW Tower. During the period from February 8, 2005 to December 31, 2005, the Group recorded a net loss of approximately HK$28 million, representing the net cash outflow under the rental guarantee. In addition, the Group also made a provision of approximately HK$41 million in relation to the rental guarantee over the remaining term of the rental guarantee.

4.	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

In HK$ million	2006	2005

Crediting:
Revenue from properties sold	6,950	4,821
Dividend income from
– listed investments	5	9
– unlisted investments	1	1
Gain on disposal of property, plant and equipment, investment
properties and interests in leasehold land	–	24
Charging:
Cost of sales, excluding properties sold	6,699	6,348
Cost of properties sold	5,987	4,119
Depreciation of property, plant and equipment	2,776	2,543
Amortization of land lease premium	28	16
Amortization of intangible assets	232	135
Loss on disposal of property, plant and equipment	25	–
Finance costs on borrowings	1,947	2,234
Staff costs	2,989	2,677

5.	INCOME TAX

In HK$ million	2006	2005

Hong Kong profits tax	1,116	1,182
Overseas tax	(12)	5
Recovery of deferred taxation	(184)	(84)

	920	1,103

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

6.	DIVIDENDS

In HK$ million	2006	2005

Interim dividend declared and paid of 6.5 HK cents (2005: 6.5 HK
cents) per ordinary share	438	437
Final dividend proposed after the balance sheet date of 12 HK
cents (2005: 12 HK cents) per ordinary share	811	807

	1,249	1,244

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

7.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	2006	2005

Earnings (in HK$ million)
Earnings for the purpose of basic and diluted earnings per share	1,252	1,595

Number of shares
Weighted average number of ordinary shares for the purpose of
basic earnings per share	6,735,317,874	6,388,671,140
Effect of deemed issue of shares under the Company’s share
option schemes for nil consideration	17,122,267	12,760,758
Effect of shares purchased from the market under the Company’s
share award schemes	1,340,381	–

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	6,753,780,522	6,401,431,898

The US$450 million 1% guaranteed convertible bonds due 2007 outstanding as at December 31, 2006 and 2005 has an anti-dilutive effect on the basic earnings per share for the years ended December 31, 2006 and 2005.

8.	PROPERTIES UNDER DEVELOPMENT

In HK$ million	2006	2005

Properties under development	3,270	7,473
Less: Amounts classified as current assets	(1,231)	(5,538)

Amounts classified as non-current assets	2,039	1,935

Pursuant to an agreement dated May 17, 2000 entered into with the Government of Hong Kong (the “Government”) (the “Cyberport Project Agreement”), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island. The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

9.	SALES PROCEEDS HELD IN STAKEHOLDERS’ ACCOUNTS

The balance represents proceeds from the sales of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders. These amounts will be transferred to specific bank accounts, which are restricted in use, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

10.	RESTRICTED CASH

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$826 million as at December 31, 2006 (2005: HK$1,332 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement.

In addition, the Company has set aside a total cash balance of approximately HK$4,301 million as at December 31, 2006 (2005: Nil) in connection with the release of undertakings, relating to the capital reduction approved by the High Court of Hong Kong on August 3, 2004 (the “Capital Reduction”).

The remaining HK$1 million as at December 31, 2006 (2005: HK$1 million) represented a bank deposit placed by an indirect subsidiary of the Company as a security for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

In addition, the Group had a restricted cash balance of approximately HK$259 million as at December 31, 2005 which represented a bank deposit placed by an indirect wholly-owned subsidiary of the Company as a security for a bank guarantee issued in favour of the Company in connection with the undertakings relating to the Capital Reduction. In April 2006, the restricted cash balance was released following the release of the undertakings effective on March 27, 2006.

11.	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable is set out below:

In HK$ million	2006	2005

0 – 30 days	1,759	1,247
31 – 60 days	370	354
61 – 90 days	143	110
91 – 120 days	111	107
Over 120 days	463	466

	2,846	2,284
Less: Impairment loss for doubtful debts	(266)	(228)

	2,580	2,056

The normal credit period granted by the Group ranges up to 30 days from the date of the invoice unless there is a separate mutual agreement on extension of the credit period. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Debtors who have overdue payable are requested to settle all outstanding balances before any further credit is granted.

12.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

In HK$ million	2006	2005

0 – 30 days	598	648
31 – 60 days	90	82
61 – 90 days	16	43
91 – 120 days	54	49
Over 120 days	264	175

	1,022	997

13.	PROVISIONS

In HK$ million	2006
	Payment to the
	Government	Others	Total
	(Note a)

Beginning of year	6,705	29	6,734
Additional provisions included in properties
under development	390	–	390
Additional provisions made	–	16	16
Provisions settled	(3,615)	(20)	(3,635)

End of year	3,480	25	3,505
Less: Amounts classified as current liabilities	(1,889)	(25)	(1,914)

Amounts classified as non-current liabilities	1,591	–	1,591

a.	Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of approximately 65% from the surplus cash flow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included in properties under development as the amount is considered as a part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

14.	POST BALANCE SHEET EVENTS

Following completion of the acquisition of 50% of the registered capital of (“CNCBB”), a limited liability company established in the People’s Republic of China and a subsidiary of China Network Communications Group Corporation, PCCW Teleservices (Hong Kong) Limited, an indirect wholly-owned subsidiary of the Company, became a shareholder of CNCBB on January 11, 2007.

On January 24, 2007, US$456 million 7.88% guaranteed notes due 2013 issued by PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, were fully redeemed.

On January 29, 2007, US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, were fully redeemed in cash upon its scheduled maturity, which was equivalent to 119.383% of the principal amount, plus accrued interest as at January 29, 2007, and not by conversion into ordinary shares of the Company.

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words “believe”, “intend”, “is confident”, “has confidence”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW’s reports furnished to or filed with the United States Securities and Exchange Commission (the “SEC”), including, but not limited to, the “Forward-Looking Statements” section and certain other sections of PCCW’s 2005 Annual Report on Form 20-F filed with the SEC on May 11, 2006.

Please also refer to the published version of this announcement in The Standard.

Item 2

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT
OF
CHANGE OF DIRECTORS

PCCW Limited (the “Company” or “PCCW”) announces the resignation of Mr So Chak Kwong, Jack as Deputy Chairman and Group Managing Director, the appointment of Mr Alexander Anthony Arena as Group Managing Director and the appointment of Ms Hui Hon Hing, Susanna as Group Chief Financial Officer of the Company, all with effect from April 30, 2007.

CHANGE OF DIRECTORS AND SENIOR MANAGEMENT

The Board of Directors (the “Board”) of the Company announces that due to personal reasons, Mr So Chak Kwong, Jack resigned as Deputy Chairman and Group Managing Director of the Company with effect from April 30, 2007. Mr So has confirmed to the Board that he has no disagreement with the Board and is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr So for his valuable contributions to the Company during his tenure of office.

The Board is pleased to announce that Mr Alexander Anthony Arena, currently an Executive Director and Group Chief Financial Officer, has been appointed as Group Managing Director of the Company and Ms Hui Hon Hing, Susanna has been appointed as Group Chief Financial Officer of the Company both with effect from April 30, 2007. Ms Hui is not, nor has been appointed, a Director of the Company.

BIOGRAPHICAL DETAILS

Alexander Anthony ARENA, aged 56, is an Executive Director of PCCW, Deputy Chairman of PCCW’s Executive Committee, a Director of Pacific Century Regional Developments Limited (a substantial shareholder of the Company) and an Executive Director, Executive Committee member of Pacific Century Premium Developments Limited.

Prior to joining the Pacific Century Group in 1998, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was Director-General of Telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

Before taking up his post at OFTA, Mr Arena was appointed by the Hong Kong Government to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he served as an inaugural member of the Australian Telecommunications Authority for four years. Mr Arena has led an extensive career in public administration, specializing in high technology and infrastructure industries. From a practicing radio/communications engineer to becoming a public policy maker, his experience spans such diverse areas as commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

Mr Arena has a personal interest in 760,000 shares and a beneficial interest in 200 underlying shares held in the form of 20 American Depositary Receipts and 15,800,000 underlying shares in respect of the share options granted by the Company. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company or any associated corporation of the Company.

Mr Arena has a service contract with an indirect wholly-owned subsidiary of the Company, which may be terminated, by either side, on 12 months’ notice. Pursuant to his service contract, his emoluments received in 2005 were approximately HK$21 million. He is currently entitled to an annual salary package (including retirement scheme contribution but excluding any discretionary bonus which is not determined currently) of approximately HK$12 million which is determined with reference to his job complexity, workload and responsibilities with the Company and the Company’s remuneration policy. He will be subject to retirement by rotation and will be eligible for re-election at the annual general meeting of the Company pursuant to the Articles of Association of the Company.

HUI Hon Hing Susanna, aged 42, is currently serving as Director of Group Finance of PCCW, and Director of TSS Finance with responsibility for the telecommunications services sector and regulatory accounting. Prior to joining the PCCW Group in 1999, she was the chief financial officer of a listed company engaged in hotel and property investment and management. Ms Hui graduated from the University of Hong Kong with first class honours. She is a qualified accountant and a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

Other than the positions disclosed above, Mr Arena does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company. Save as disclosed above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter related to the above appointments that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
PCCW Limited
Philana WY Poon
Group General Counsel and Company Secretary

Hong Kong, March 28, 2007

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Please also refer to the published version of this announcement in The Standard.